[Letterhead of Bancolombia S.A.]

July 26, 2013

Via EDGAR

Ms. Laura Crotty

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Bancolombia S.A.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-32535

Dear Ms. Crotty:

Set out below are the responses of Bancolombia S.A. (the “Bank”, “we”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated July 15, 2013, to Mr. Jaime Alberto Velásquez Botero, the Bank’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

Form 20-F for Fiscal Year Ended December 31, 2012

A.	Risk Factors, page 11

Preemptive rights may not be available to holders of ADRs, page 20

1.	We note your statement that preemptive rights must be provided to investors pursuant to the Bank’s by-laws and Colombian law each time the Bank issues new shares of any outstanding class. As such, please clarify why the Bank is not obligated to file a registration statement, or find a corresponding exemption, each time it issues new preferred shares when necessary to afford holders of ADRs the opportunity to exercise their preemptive rights.

Securities and Exchange Commission	-2-

R. The Bank respectfully informs the Staff that notes that, pursuant to the deposit agreement (the “Deposit Agreement”) between the Bank and The Bank of New York Mellon (the “Depositary”), dated January 14, 2008, a form of which is filed with the SEC as an exhibit to and incorporated herein by reference from our registration statement on Form F-6, filed by the Bank on January 14, 2008, only the Depositary is entitled to preemptive rights, which the Depositary has no obligation to make available to holders of ADRs. Section 4.4 of the Deposit Agreement provides that, in the event that the Bank offers or causes to be offered to the holders of any deposited securities, including preference shares of the Bank, any rights to subscribe for additional preference shares of the Bank or any rights of any other nature, the Depositary shall have discretion as to the procedure to be followed in making such rights available to any holders of ADRs or in disposing of such rights on behalf of any holders of ADRs and making the net proceeds available to such holders of ADRs or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any holders of ADRs or dispose of such rights and make the net proceeds available to such holders of ADRs, then the Depositary shall allow the rights to lapse. Consequently, the Bank is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADRs. The Bank believes that the existing risk factor adequately alerts investors in the ADRs to the foregoing considerations.

Holders of the Bank’s ADRs may encounter difficulties…, page 21

2.	We note your statement that ADR holders may not be able to vote by giving instructions to the depositary “under some circumstances” in those limited instances in which the preferred shares represented by the ADRs have the power to vote. Please describe the circumstances referenced and state whether holders of ADRs may vote in a way other than providing instructions to the depositary in these instances.

R. The circumstances referred to in the disclosure described in the Staff’s comment are those in which holders of the ADRs do not receive from the Depositary a notice of meeting sufficiently prior to the instruction date to ensure that the Depositary will vote the preferred shares represented by the ADRs in accordance with instructions received from such holders, as noted in the last sentence of Section 4.7 of the Deposit Agreement. There are no circumstances in which holders of ADRs may vote in a way other than providing instructions to the Depositary.

Securities and Exchange Commission	-3-

In future filings the Bank will add clarifying disclosure.

Item 10. Additional Information, page 132

B.	Memorandum and Articles of Association, page 133

3.	Please note that Instruction 1(b) to Item 10 of Form 20-F allows for incorporation by reference of information regarding the company’s memorandum and articles of association only from a previously filed registration statement on Form 20-F or a registration statement filed under the Securities Act. Because the Form 20-F that you have listed on page 133 is an annual report, not a registration statement, you may not incorporate by reference from this report. Therefore, in the future, please reproduce the referenced information in the body of your annual report or incorporate by reference from a registration statement in accordance with the form instructions.

R. The Bank notes the Staff’s comment and in future filings will reproduce the referenced information in the body of its annual report or incorporate by reference from a registration statement.

******

The Bank acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Bank acknowledges that the Staff’s comments or changes to the Bank’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Bank’s filings and that the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7500. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Jaime Alberto Velásquez Botero

Jaime Alberto Velásquez Botero
Chief Financial Officer

cc:	Dorian Echeverry

(PricewaterhouseCoopers Ltda.)

Robert S. Risoleo

(Sullivan & Cromwell LLP)